Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

News from Xerox

For Immediate Release	Xerox Corporation 45 Glover Avenue P.O. Box 4505 Norwalk, CT 06856-4505 tel +1-203-968-3000

Review Period Expires for Xerox Acquisition of ACS

NORWALK, Conn., Nov. 17, 2009 — Xerox Corporation (NYSE: XRX) announced today that the Hart-Scott-Rodino review period for its acquisition of Affiliated Computer Services, Inc. (NYSE: ACS) has expired.

Xerox announced on Sept. 28, 2009, that it had entered into an Agreement and Plan of Merger to acquire ACS in a cash and stock transaction.

The expiration of the HSR waiting period satisfies one of the conditions to the closing of the acquisition. The closing of the acquisition is also subject to other customary closing conditions, including foreign regulatory approvals and the approval of the ACS and Xerox stockholders.

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Media Contacts:

Bill McKee, Xerox Corporation, +1-585-423-4476, Bill.McKee@xerox.com

Carl Langsenkamp, Xerox Corporation, +1-585-423-5782,

Carl.Langsenkamp@xerox.com

Note: Xerox and ACS urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/ prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.

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